Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Aurinia Pharmaceuticals Inc. (the “Company”)

#1203-4464 Markham Street

Victoria, BC V8Z 7X8

Canada

Item 2	Date of Material Change

July 22, 2020

Item 3	News Release

News releases were issued and disseminated by the Company through Business News Wire on July 22, 2020.

Item 4	Summary of Material Change

On July 22, 2020, the Company announced it had commenced a registered underwritten public offering of its common shares (the “Offering”). Later on July 22, 2020, the Company also announced the pricing of the Offering of 13,333,334 common shares at a public price of US$15.00 per share.

Jefferies and SVB Leerink are acting as joint book-running managers for the Offering. Cantor is acting as lead manager for the Offering. Oppenheimer & Co. and H.C. Wainwright & Co are acting as co-managers for the Offering (collectively, the “Underwriters”). The Company has granted the Underwriters an option exercisable, in whole or in part, in the sole discretion of the Underwriters, to purchase 2,000,000 additional common shares, for a period of up to 30 days (the “Option”).

Item 5	Full Description of Material Change

On July 22, 2020, the Company announced it had commenced the Offering. Later on July 22, 2020, the Company also announced the pricing of the Offering of 13,333,334 common shares at a public price of US$15.00 per share. The gross offering proceeds to the Company from this Offering are expected to be approximately US$200 million, before deducting underwriting discounts and commissions and other estimated offering expenses. The Offering is expected to close on or about July 27, 2020, subject to the satisfaction of customary closing conditions.

Jefferies and SVB Leerink are acting as joint book-running managers for the Offering. Cantor is acting as lead manager for the Offering. Oppenheimer & Co. and H.C. Wainwright & Co are acting as co-managers for the Offering. The Company has granted the Underwriters the Option exercisable, in whole or in part, in the sole discretion of the Underwriters, to purchase 2,000,000 additional common shares, for a period of up to 30 days.

The Company intends to use the net proceeds of the Offering for pre-commercialization and launch activities, research and development, as well as working capital and general corporate purposes.

The Offering is subject to customary closing conditions, including NASDAQ and TSX approvals. For the purposes of the TSX approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as NASDAQ.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information, please contact:

Mr. Joseph M. Miller, Chief Financial Officer

240-291-6917

jmiller@auriniapharma.com

Item 9	Date of Report

July 23, 2020